INTL FCSTONE FINANCIAL INC.
(A Wholly Owned Subsidiary of
INTL FCStone Inc.)

Statement of Financial Condition and Supplemental Information

September 30, 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-51269

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____10/01/18_____ AND ENDING _____09/30/19_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **INTL FCSTONE FINANCIAL INC. (CRD # 45993)**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

329 PARK AVENUE NORTH, SUITE 350

(No. and Street)

WINTER PARK   **FLORIDA**   **32789**

(City)

(State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM J. DUNAWAY, CHIEF FINANCIAL OFFICER   **816-410-7129**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

1000 WALNUT STREET   **KANSAS CITY**   **MISSOURI**   **64106**

(Address)

(City)   (State)   (Zip Code)

CHECK ONE:

 Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____**WILLIAM J. DUNAWAY**_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____**INTL FCSTONE FINANCIAL INC.**_____, as
of _____**SEPTEMBER 30**_____, 20 **19** , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



KATHRYN DAWN
Notary Public, Notary Seal
State of Missouri
Platte County
Commission # 16368239
My Commission Expires October 13, 2020

_____
Notary Public

_____
Signature

_____**CHIEF FINANCIAL OFFICER**_____
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Independent Auditors' Report on Internal Accounting Control
☒ (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
INTL FCStone Financial Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of INTL FCStone Financial Inc. (the Company) as of September 30, 2019, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, III, IV, V, and VI has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and 17 C.F.R. § 1.10. In our opinion, the supplemental information contained in Schedules I, II, III, IV, V, and VI is fairly stated, in all material respects, in relation to the financial statement as a whole.

KPMG LLP

We have served as the Company's auditor since 2010.

November 27, 2019

INTL FCStone Financial Inc.
Statement of Financial Condition
September 30, 2019
(Amounts in thousands, except par value and share amounts)

Assets

Cash and cash equivalents	$	80,049
Cash, securities and other assets segregated under federal regulations (including $305,837 at fair value)		839,143
Collateralized transactions:		
Securities purchased under agreements to resell		1,421,024
Securities borrowed		1,423,190
Deposits with and receivables from broker-dealers, clearing organizations and counterparties (including $660,559 at fair value), net		1,953,022
Receivables from clients, net		264,848
Securities owned, at fair value (including $478,847 of securities pledged as collateral that the counterparty has the right to sell or repledge)		2,017,619
Exchange and clearing organization memberships and stock, at cost		7,122
Deferred income taxes, net		4,649
Furniture, equipment, and leasehold improvements, net		5,417
Goodwill and intangible assets, net		17,953
Due from affiliates		1,739
Other assets		12,027
Total assets	$	8,047,802

Liabilities and Stockholder's Equity

Liabilities:		
Payables to:		
Clients	$	2,708,739
Broker-dealers, clearing organizations and counterparties (including $5,296 at fair value)		129,044
Affiliates		33,365
Accounts payable and accrued expenses		59,943
Collateralized transactions:		
Securities sold under agreements to repurchase		2,773,662
Securities loaned		1,459,919
Securities sold, not yet purchased, at fair value		543,011
Income taxes payable to INTL FCStone Inc.		16,994
Total liabilities		7,724,677

Commitments and contingencies (note 12)

Stockholder's equity:		
Common stock, $0.01 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares		—
Additional paid-in capital		305,685
Retained earnings		17,440
Total stockholder's equity		323,125
Total liabilities and stockholder's equity	$	8,047,802

See accompanying notes to statement of financial condition.

Note 1 - Summary of Significant Accounting Policies and Related Matters

(a) *Description of Business*

INTL FCStone Financial Inc. ("the Company"), a corporation, was organized under the laws of the State of Florida on May 29, 1998. The Company is a wholly owned subsidiary of INTL FCStone Inc. (the "Parent" or "INTL FCStone").

The Company is a diversified financial services organization providing clearing, execution, custodial, risk management, advisory, brokerage, and market intelligence services across asset classes. The Company's services include comprehensive risk management advisory services for commercial clients; clearing and execution of debt and equity securities, listed futures, and options on futures contracts on all major securities and commodity exchanges; principal trading of fixed income and equity securities; and market-making in international equities.

The Company is a registered broker-dealer with the United States ("U.S.") Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). In addition, the Company is a registered futures commission merchant ("FCM") and a member of various clearing organizations in the U.S. and abroad and, accordingly, is subject to the clearing organizations' various requirements as well as regulatory requirements of the U.S. Commodity Futures Trading Commission ("CFTC") and the National Futures Association ("NFA").

On January 14, 2019 ("the Acquisition Date") the Parent acquired 100% of the U.S.-based broker-dealer GMP Securities LLC ("GMP"), formerly known as Miller Tabak Securities, LLC, an independent, SEC registered broker-dealer and FINRA member. The legal name of GMP was changed to INTL FCStone Credit Trading, LLC ("IFT") subsequent to the Acquisition Date. On May 1, 2019, the Parent merged IFT into the Company.

The Company clears its securities transactions internally, or externally, primarily through Pershing LLC ("Pershing") and Broadcort, a division of Merrill Lynch, Pierce, Fenner & Smith, Incorporated ("Broadcort") on a fully disclosed basis.

The Company conducts business activities throughout the U.S. and abroad, with offices or a presence in 14 states in the U.S., China, Brazil, United Kingdom, Singapore, Argentina, Paraguay, Columbia, and Mexico. Transactions in international markets are primarily settled in U.S. dollars.

(b) *Use of Estimates*

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. The most significant of these estimates and assumptions relate to fair value measurements for financial instruments, income taxes, and contingencies. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. The Company reviews all significant estimates affecting the statement of financial condition on a recurring basis and records the effect of any necessary adjustments prior to their issuance. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

(c) *Foreign Currency Remeasurement*

Assets and liabilities denominated in foreign currencies are converted into their U.S. dollar equivalent at the foreign exchange rate in effect at the close of business on September 30, 2019.

(d) ***Cash and Cash Equivalents***

Cash and cash equivalents includes unrestricted cash, foreign currency, and certificates of deposit held at banks and not deposited with or pledged to broker-dealers, clearing organizations, and counterparties, or segregated under federal regulations.

(e) ***Cash, Securities and Other Assets Segregated Under Federal Regulations***

Pursuant to requirements of the Commodity Exchange Act and Commission Regulation 30.7 ("Section 30.7"), funds deposited by clients relating to futures and options on futures contracts in regulated commodities must be carried in separate accounts, which are designated as segregated client accounts. The deposits in segregated client accounts are maintained for the exclusive benefit of clients and are not commingled with the funds of the Company.

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3"), the Company maintains separate accounts for the benefit of securities clients and proprietary accounts of broker dealers ("PABs"). Rule 15c3-3 requires the Company to maintain special reserve bank accounts ("SRBAs") for the exclusive benefit of securities clients and PABs.

At September 30, 2019, cash, securities and other assets segregated under federal regulations consisted of the following (see additional fair value disclosures in Note 6) (in thousands):

Cash held in SRBAs for the benefit of securities clients and PABs under Rule 15c3-3	$	18
Assets segregated and secured under Section 4d(2) of the Commodity Exchange Act and Commission Regulation 30.7		
Cash		533,288
Commodities warehouse receipts		6,196
U.S. Treasury obligations		299,641
	$	839,143

(f) ***Collateralized Transactions***

The Company enters into securities purchased under agreements to resell "reverse repurchase agreements", securities sold under agreements to repurchase "repurchase agreements", securities borrowed transactions, and securities loaned transactions primarily to fund principal debt trading, acquire securities to cover short positions, acquire securities for settlement, or meet counterparty needs under matched-booked trading strategies.

These transactions are accounted for as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. In connection with these agreements and transactions, it is the policy of the Company to receive or pledge cash or securities to collateralize such agreements and transactions in accordance with contractual arrangements. The Company monitors the fair value of the collateral on a daily basis and the Company may require counterparties, or may be required by counterparties, to deposit additional collateral or return collateral pledged. The carrying amount of these transactions approximate fair value due to their short-term nature and the level of collateralization. These transactions are reported gross, except when a right of offset exists.

(g)   *Deposits with and Receivables from and Payables to Broker-Dealers, Clearing Organizations and Counterparties, Net*

Deposits with clearing organizations pertain primarily to deposits made to satisfy clearing organizations margin requirements on client and proprietary open futures and options on futures positions and to satisfy the requirements set by clearing exchanges for clearing membership.

In addition to margin, deposits with clearing organizations include guaranty deposits. The guaranty deposits are held by clearing organizations for use in potential default situations by one or more members of the clearing organizations. The guaranty deposits may be applied to the Company's obligations to the clearing organization, or to the clearing organization's obligations to unrelated parties.

Deposits with clearing organizations also include securities deposited with, or pledged to, clearing organizations. These securities are primarily U.S. Treasury obligations that were either pledged to the Company by its clients or represent investments of client funds. These securities are carried at fair value with an offset in payables to clients for those pledged by clients.

Receivables from clearing organizations include amounts due from or due to clearing organizations for daily variation settlements on open futures and options on futures positions. The variation settlements due from or due to clearing organizations are settled in cash on the following business day. Variation settlements equal the daily settlement of futures contracts and premiums on options on futures contracts.

Receivables from clearing organizations also include the unrealized gains and losses associated with clients' options on futures contracts. For client owned derivative contracts, the fair value is offset against the payable to or receivable from clients.

The Company maintains client omnibus and proprietary accounts with other clearing organizations, and the equity balances in those accounts along with any margin cash or securities deposited with the clearing organizations are included in deposits with and receivables from broker-dealers, clearing organizations and counterparties.

Deposits with clearing organizations also includes cash on deposit with the Depository Trust and Clearing Corporation and its subsidiaries, the Options Clearing Corporation, Pershing, and Broadcort, as an ongoing condition of the securities clearing relationships.

Receivables from broker-dealers and counterparties also include amounts receivable for securities sold but not yet delivered by the Company on settlement date ("fails-to-deliver") and net receivables arising from unsettled proprietary trades.

Payables to broker-dealers and counterparties primarily include amounts payable for securities purchased but not yet received by the Company on settlement date ("fails-to-receive") and net payables arising from unsettled proprietary trades.

Management has considered accounting guidance as it relates to assets pledged by clients to margin their accounts. Based on a review of the agreements with the client, management believes that a legal basis exists to support that the client surrenders control over those assets given that the following three conditions are met: (a) the transferred assets have been isolated from the transferor - put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (b) each transferee has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor and (c) the transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets. Under this guidance, it is the Company's practice to reflect the client collateral assets and

corresponding liabilities in the statement of financial condition, as the rights to those securities have been transferred to the Company under the terms of the agreements with the client.

Deposits with and receivables from and payables to broker-dealers, clearing organizations and counterparties are reported gross, except where a right of setoff exists.

The Company has an allowance for doubtful accounts of $1,311,410 as of September 30, 2019 included in deposits with and receivables from broker-dealers, clearing organizations and counterparties, net.

At September 30, 2019, deposits with and receivables from and payables to broker-dealers, clearing organizations and counterparties consisted of the following (see additional fair value disclosures in Note 6) (in thousands):

Deposits and receivables:		
Cash margin, including accrued interest, on deposit with clearing organizations	$	1,026,766
Securities pledged to clearing organizations		593,621
Exchange settlements due from clearing organizations		27,089
Clearing organization guaranty deposits		82,772
Net option values due from clearing organizations		58,313
Cash margin on deposit with registered FCMs and amounts held by members of foreign boards of trade		52,892
Cash margin on deposit with securities clearing firms and organizations		48,575
Receivables from securities introducing broker-dealers, net		4,162
Securities failed-to-deliver		48,678
Securities clearing firm deposits		1,827
To be announced ("TBA") and forward settling securities		8,327
		1,953,022
Payables:		
Clearing brokers and organizations and counterparties		36,740
Securities failed-to-receive	$	86,068
TBA and forward settling securities		5,296
Other		940
	$	129,044

(h)　　*Receivables from and Payables to clients*

Receivables from clients, net includes the total of net deficits in individual exchange-traded futures and option on futures trading accounts carried by the Company and amounts due from other services provided to the Company's clients. Client deficits arise from realized and unrealized trading losses on futures and options on futures and amounts due on cash and margin transactions. Client deficit accounts are reported gross of client accounts that contain net credit or positive balances, except where a right of setoff exists. Net deficits in individual exchange-traded trading accounts include both secured and unsecured deficit balances due from clients as of the statement of financial condition date. Secured deficit amounts of $13,898,284 and $20,953,695 are secured by U.S. Treasury securities and commodity warehouse receipts, respectively, as of September 30, 2019. These U.S. Treasury securities and commodity warehouse receipts are not netted against the secured deficit amounts, as the conditions for right of setoff have not been met.

Receivables from clients also include amounts receivable from non-broker-dealer clients for securities sold but not yet delivered by the Company on settlement date ("fails-to-deliver").

Receivables from clients, net also includes the net amounts receivable from securities clients in connection with the settlement of securities transactions and margin loans to clients. It is the Company's policy to report margin loans and payables that arise due to positive cash flows in the same client's accounts on a net basis when the conditions for netting as specified in U.S. GAAP are met. Clients' securities transactions cleared by the Company are recorded on a settlement date.

In instances where the Company provides clearing and execution services to clients, the securities owned by clients including those that collateralize margin loans or other similar transactions, are not reflected on the statement of financial condition as the Company does not have title to those assets. In the event of uncompleted transactions on settlement date, the Company records corresponding receivables and payables, respectively. The carrying value of the receivables and payables approximates fair value due to their short-term nature.

Payables to clients represent the total of client accounts with credit or positive balances. Client accounts are used primarily in connection with securities and commodity derivative transactions and include gains and losses on open commodity trades, as well as, securities and other deposits made as required by the Company. Client accounts with credit or positive balances are reported gross of client deficit accounts, except where a right of setoff exists.

For regulatory purposes, certain clients, which would include persons who are affiliated with the Company or are principals, such as an officer or director, and any person who is materially involved in the management of the Company, are identified as nonclients. A nonclient account may not be carried as a client account due to an affiliation with the Company. In a liquidation event, amounts owed to nonclients are paid in the same priority as amounts owed to general creditors of the Company. These accounts are also referred to as proprietary accounts. As of September 30, 2019, receivables from and payables to clients included amounts from non-clients of $451,603 and $196,206,169, respectively.

The future collectibility of receivables from clients can be impacted by the Company's collection efforts, the financial stability of its clients, and the general economic climate in which it operates. The Company evaluates accounts that it believes may become uncollectible on a specific-identification basis, through reviewing daily margin deficit reports, the historical daily aging of the receivables, monitoring the amount and nature of pledged collateral, and by monitoring the financial strength of its clients. The Company may unilaterally close client trading positions in certain circumstances. In addition, to evaluate client margining and collateral requirements, client positions are stress tested regularly and monitored for concentration levels, both in the size of the counterparty and type of transactions executed, relative to the overall market size and Company-defined risk limits. Furthermore, in certain instances, the Company has the ability to charge back introducing broker-dealers for the uncollectible trading accounts of their clients. The Company has an allowance for doubtful accounts of $385,587 as of September 30, 2019 included in receivables from clients, net.

The Company generally charges off an outstanding receivable balance when all economically sensible means of recovery have been exhausted. That determination considers information such as the occurrence of significant changes in the client's financial position and trading positions such that the client can no longer pay the obligation, or that the proceeds from collateral will not be sufficient to pay the receivable balance.

(i) ***Securities Owned and Sold, Not Yet Purchased, at fair value***

Securities owned and sold, not yet purchased, at fair value consist of proprietary financial instruments recorded on a trade date basis that are carried at fair value. For further information regarding the types of securities owned and sold, not yet purchased, as well as the related determination of fair value refer to Note 6.

(j) *Derivative Financial Instruments*

The Company primarily acts as a clearing and execution provider of derivative instruments, specifically futures and options on futures contracts. The Company accounts for derivative instruments as either assets or liabilities at fair value in the statement of financial condition. Net option values arising from the unrealized trading gains and losses of clients' options on futures trading accounts are recorded at fair value through payables to clients with a corresponding receivable from the related clearing organization recorded through deposits with and receivables from broker-dealers, clearing organizations, and counterparties. The Company also executes TBA securities on a principal basis primarily to hedge related positions in fixed income securities. A TBA security is a forward derivative contract for the purchase or sale of mortgage-backed securities at a predetermined price, face amount, issuer, and coupon and stated maturity on an agreed-upon future date, but the particular securities to be delivered are not yet identified until shortly after the settlement. The Company does not elect hedge accounting for any derivative instrument.

The Company's accounting policy is such that open contracts with the same client are netted at the account level, in accordance with netting arrangements in place with each party, as applicable and rights to reclaim cash collateral or obligations to return cash collateral are netted against fair value amounts recognized for derivative instruments with the same client in accordance with the master netting arrangements in place with each client.

(k) *Exchange and Clearing Organization Memberships, at Cost*

The Company holds certain exchange and clearing organization memberships that provide the Company the right to process trades directly with the various exchanges and clearing organization.

Exchange memberships that represent (a) both an ownership interest and the right to conduct business in the respective venues and are held for operating purposes, or (b) an ownership interest, which must be held by the Company to conduct business in the respective venues are accounted for as an ownership interest at cost with appropriate consideration for other-than-temporary impairment. The cost and fair value for exchange and clearing organization memberships that represent an ownership interest and are required in order to conduct business in the respective venues were $2,158,958 and $3,836,077, respectively, at September 30, 2019. Fair value was determined using quoted market prices and recent transactions.

Alternatively, exchange memberships, or seats, that only represent the right to conduct business on an exchange, but not an ownership interest in the exchange, are accounted for as intangible assets at cost with potential impairment determined under Accounting Standards Codification ("ASC") 350, Intangibles - Goodwill and Other. The cost of exchange memberships required in order to conduct business on the exchange, but that do not represent an ownership interest in the respective exchanges, was $4,963,500 as of September 30, 2019.

As of September 30, 2019, there were no indicators that would suggest the carrying value of exchange and clearing organization memberships were impaired.

(l) *Furniture, Equipment, and Leasehold Improvements, net*

Furniture, equipment, and leasehold improvements, net is stated at cost, less accumulated depreciation and amortization. Expenditures for maintenance, repairs, and minor replacements are not capitalized. Expenditures that increase the value or productive capacity of assets are capitalized. When furniture, equipment, and leasehold improvements are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation and amortization are removed from the accounts.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Furniture and equipment are depreciated over three to ten years. Amortization of leasehold improvements

is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the improvement.

(m) *Goodwill and Intangible Assets, net*

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at the acquisition date. Goodwill is tested for impairment on an annual basis at the fiscal year-end, and between annual tests if indicators of potential impairment exist. No impairment of goodwill has been identified for the year ended September 30, 2019.

Identifiable intangible assets subject to amortization are amortized using the straight-line method over their estimated period of benefit, ranging from two to twenty years. Identifiable intangible assets are tested for impairment whenever events or changes in circumstances suggest the carrying value of an asset or asset group may not be fully recoverable. Residual value is presumed to be zero for all identifiable intangible assets.

(n) *Other Assets*

Other assets primarily include prepaid assets, dividend and accrued interest receivable, and notes receivable from introducing broker dealers. Prepaid assets primarily consist of advance payments made for services.

(o) *Income Taxes*

The Company is included in the consolidated federal and state income tax returns of its Parent. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically with the Parent.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

The Company did not have any uncertain tax positions as of September 30, 2019. No amounts have been accrued for the payment of interest and penalties as of and during the year ended September 30, 2019.

(p) *Subsequent Events*

Management has evaluated events and transactions through November 27, 2019, which is the date the financial statement was issued, for potential recognition or disclosure herein and has determined that no additional disclosures or adjustments are required.

Note 2 - Transfer of Net Assets Between Entities Under Common Control

Effective May 1, 2019, the Parent merged IFT into the Company, and accordingly the assets, liabilities and equity of IFT, were transferred into the Company as of the Acquisition Date. In accordance with FASB ASC 805, Business Combinations, the merger of IFT into the Company was accounted for using net book values, as the entities are under common control. This capital contribution consisted of a transfer of cash and cash equivalents of $1,021,037 and a transfer of non-cash net assets of $12,404,413.

Note 3 - Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule 15c3-1 "the Rule", which requires the maintenance of minimum net capital. The Company is a registered FCM and also subject to the net capital requirements of the CFTC Regulation 1.17. Under the more restrictive of these rules, the Company is required to maintain "adjusted net capital", equivalent to the greater of $1,000,000 or 8 percent of customer and noncustomer maintenance margin requirements on all positions, as these terms are defined.

The Company, as a securities clearing broker, may only include assets in proprietary accounts as allowable assets in its net capital computation when the introducing broker and the Company have executed a proprietary accounts of brokers ("PAB") agreement.

Adjusted net capital and the related net capital requirement may fluctuate on a daily basis. The net capital requirements prohibit the payment of dividends to the Parent, if such payment would reduce the Company's net capital below required levels. In certain circumstances, dividend payments to the Parent may require regulatory notification or authorization prior to payment.

The Company's adjusted net capital and minimum net capital requirement as of September 30, 2019 were as follows (in thousands):

Net capital	$	170,112
Minimum net capital requirement		97,533
Excess net capital	$	72,579

Note 4 - Segregated and Secured Requirements

Pursuant to requirements of the Commodity Exchange Act and Commission Regulation 30.7, funds deposited by clients of the Company relating to futures and options on futures in regulated commodities must be carried in separate accounts maintained for the exclusive benefit of clients. The Company holds no cleared swaps or dealer option accounts customer segregated funds under section 4d(f) of the Commodity Exchange Act. Certain amounts in the accompanying table reflect reclassifications and eliminations required for regulatory filing and, as a result, may differ from those presented in the accompanying statement of financial condition.

Funds deposited by clients and other assets, which have been segregated as belonging to the commodity clients as of September 30, 2019 are as follows (in thousands):

Cash, at banks - segregated	$	393,414
Securities representing investments of clients' funds, at banks		299,641
Deposits with and receivables from:		
Exchange-clearing organizations, including securities		1,589,448
Commodities warehouse receipts		6,196
Total amount in segregation		2,288,699
Amount required to be segregated		2,232,081
Excess funds in segregation	$	56,618
Management target amount for excess funds in segregation	$	40,000
Excess funds in segregation over management target	$	16,618

Funds deposited by clients and other assets, which are held in separate accounts for clients trading foreign futures and foreign options on futures on foreign commodity exchanges or boards of trade, as of September 30, 2019 are as follows (in thousands):

Cash - secured	$	139,874
Cash deposited with registered futures commission merchants		13,150
Amounts held by clearing organizations of foreign boards of trade		7,724
Amounts held by members of foreign boards of trade		12,738
Total amount in secured funds		173,486
Amount required to be set aside in separate Section 30.7 accounts		161,005
Excess set aside for secured amount	$	12,481
Management target amount for excess funds in separate Section 30.7 accounts	$	6,000
Excess funds in separate Section 30.7 accounts over management target	$	6,481

Note 5- Customer and Proprietary Accounts of Broker Dealers Reserve Requirements

The Company, in its capacity as a securities clearing broker-dealer, clears transactions for clients and certain PABs. The Company prepared reserve computations for the client accounts and PAB accounts, in accordance with the customer reserve computation guidelines set forth in Rule 15c3-3.

Based upon these computations, the client reserve requirement was $19,406,000 as of September 30, 2019. Additional deposits of $21,402,000 were made to the customer special reserve bank account in the week subsequent to September 30, 2019 to meet the customer segregation and segregated deposit timing requirements of Rule 15c3-3.

The PAB reserve requirement was $2,601,000 as of September 30, 2019. Additional deposits of $3,599,000 were made to the PAB special reserve bank account in the week subsequent to September 30, 2019 to meet the PAB segregation and segregated deposit timing requirements of Rule 15c3-3.

Note 6 - Fair Value of Financial and Nonfinancial Assets and Liabilities

Fair value is defined by U.S. GAAP as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company is required to develop a set of assumptions that reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company has designed independent price verification controls and periodically performs such controls to ensure the reasonableness of such values.

In accordance with FASB ASC 820, Fair Value Measurement, the Company groups its assets and liabilities measured at fair value in three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuation is based upon unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Level 1 consists of assets and liabilities whose fair values are estimated using quoted market prices.

Level 2 - Valuation is based upon quoted prices for identical or similar assets or liabilities in markets that are less active, that is, markets in which there are few transactions for the asset or liability that are observable for substantially the full term. Included in Level 2 are those financial assets and liabilities for which fair values are estimated using models or other valuation methodologies. These models are primarily industry-standard models that consider various observable inputs, including time value, yield curve, volatility factors, observable current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures.

Level 3 - Valuation is based on prices or valuation techniques that require an input that is both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). Level 3 comprises assets and liabilities whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are not readily observable from objective sources.

As of September 30, 2019, the Company did not have any Level 3 assets or liabilities.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active market for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market participants. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

The Company considers counterparty credit risk of all parties to outstanding derivative instruments that would be considered by a market participant in the transfer or settlement of such contracts (exit price). The Company has limited exposure to credit risk on derivative financial instruments as all exchange-traded or cleared contracts held can be settled on an active market with the credit guarantee from the respective clearing organization.

The following section describes the valuation methodologies used by the Company to measure classes of financial instruments at fair value and specifies the level within the fair value hierarchy where various financial instruments are generally classified.

The Company uses quoted prices in active markets, where available, and classifies such instruments within Level 1 of the fair value hierarchy. Examples include options on futures contracts traded on exchanges using quoted prices from exchanges in which the Company executes transactions for client and proprietary accounts, exchange-cleared swaps and options which are valued using exchange closing prices, U.S. Treasury obligations, and certain equity securities traded in active markets, which includes common, preferred, and foreign ordinary shares, ADRs, GDRs, and exchange-traded funds ("ETFs"). The majority of common and preferred shares and ADRs represent equity securities of foreign entities denominated in U.S. dollars. Foreign ordinary shares and GDRs represent foreign equity securities denominated in foreign currency and translated into U.S. dollars.

The fair value of exchange common stock not required in order to conduct business on the exchange and commodities warehouse receipts are determined by quoted market prices, and the fair value of exchange memberships is determined by recent sale transactions. Exchange common stock, exchange memberships, and commodities warehouse receipts are classified as Level 1.

When instruments are traded in secondary markets and observable prices are not available for substantially the full term, the Company generally relies on internal valuation techniques or prices obtained from third-party pricing services, brokers, or a combination thereof, and accordingly, classified these instruments as Level 2. Examples include corporate and municipal bonds, U.S. government agency obligations, agency-mortgage backed obligations, asset-backed obligations, and certain equity securities traded in less active markets, including certain common, preferred, and foreign ordinary shares, ADRs and GDRs.

Securities owned and sold are primarily valued using third-party pricing vendors. Third-party pricing vendors compile prices from various sources and often apply matrix pricing for similar securities when market-observable transactions for the instruments are not observable for substantially the full term. The Company reviews the pricing methodologies used by the third-party pricing vendors in order to evaluate the fair value hierarchy classification of vendor-priced financial instruments and the accuracy of vendor pricing, which typically involves the comparison of primary vendor prices to internal trader prices and secondary vendor prices. When evaluating the propriety of vendor-priced financial instruments using secondary prices, considerations include the range and quality of vendor prices, level of observable transactions for identical and similar instruments, and judgments based upon knowledge of a particular market and asset class. If the primary vendor price does not represent fair value, justification for using a secondary price, including source data used to make the determination, is subject to review and approval by authorized personnel prior to using a secondary price. Securities owned and sold that are valued using third-party pricing sources are included within either Level 1 or Level 2 of the fair value hierarchy based upon the observability of the inputs used and the level of activity in the market.

The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2019. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of this financial statement since that date and current estimates of fair value may differ significantly from the amounts presented herein.

The following table summarizes the Company's assets and liabilities recorded at fair value on a recurring basis as of September 30, 2019, by level within the fair value hierarchy (in thousands):

	September 30, 2019				
	Level 1	Level 2	Level 3	Netting	Total
Assets:					
Unrestricted cash equivalents - certificates of deposit	$ 759	$ —	$ —	$ —	$ 759
Commodities warehouse receipts	$ 6,196	$ —	$ —	$ —	$ 6,196
U.S. Treasury obligations	299,641	—	—	—	299,641
Securities and other assets segregated under federal regulations	305,837	—	—	—	305,837
ETFs	108	—	—	—	108
U.S. Treasury obligations	593,811	—	—	—	593,811
TBA and forward settling securities	—	9,790	—	(1,463)	8,327
Derivatives	3,043,985	—	—	(2,985,672)	58,313
Deposits with and receivables from broker-dealers, clearing organizations and counterparties	3,637,904	9,790	—	(2,987,135)	660,559
Equity securities	159,527	8,870	—	—	168,397
Corporate and municipal bonds	—	79,470	—	—	79,470
Agency mortgage-backed obligations	—	1,044,981	—	—	1,044,981
Asset-backed obligations	—	29,095	—	—	29,095
U.S. Treasury obligations	186,925	—	—	—	186,925
U.S. government agency obligations	—	447,129	—	—	447,129
Foreign government obligations	539	—	—	—	539
Commodities warehouse receipts	48,395	—	—	—	48,395
Exchange firm common stock	12,688	—	—	—	12,688
Securities owned, at fair value	408,074	1,609,545	—	—	2,017,619
Total assets at fair value	$ 4,352,574	$ 1,619,335	$ —	$ (2,987,135)	$ 2,984,774
Liabilities:					
TBA and forward settling securities	$ —	$ 6,759	$ —	$ (1,463)	$ 5,296
Derivatives	2,985,672	—	—	(2,985,672)	—
Payables to broker-dealers, clearing organizations and counterparties	2,985,672	6,759	—	(2,987,135)	5,296
Equity securities	147,251	10,868	—	—	158,119
Corporate and municipal bonds	—	39,199	—	—	39,199
Agency mortgage-backed obligations	—	29,575	—	—	29,575
U.S. Treasury obligations	272,280	—	—	—	272,280
U.S. government agency obligations	—	43,838	—	—	43,838
Securities sold, not yet purchased, at fair value	419,531	123,480	—	—	543,011
Total liabilities at fair value	$ 3,405,203	$ 130,239	$ —	$ (2,987,135)	$ 548,307

Note 7 - Derivative Instruments and Hedging Activities

The Company provides clearing and execution of exchange-traded futures and options on futures for middle-market intermediaries, end-users, producers of commodities and the institutional and professional trader market segments. For these derivative instruments, unrealized gains and losses on options on futures with exchange-clearing organizations are reflected in deposits with and receivables from broker-dealers, clearing organizations, and counterparties with a corresponding payable to client on the statement of financial condition.

The Company also has derivative instruments that are executed on a principal basis, which consist of agency mortgage-backed TBA securities and forward settling transactions that are used to manage risk exposures in the fixed income trading inventory. The fair value of these transactions are recorded in deposits with and receivables from and payables to broker-dealers, clearing organizations and counterparties. TBA and forward settling securities represent non-regular way securities and are accounted for as derivatives.

See Note 6 and Note 17 for additional information about the fair value of financial instruments held, and the Company's exposure to credit risk on derivative instruments.

The following table presents the fair value of the Company's derivative instruments and their respective location on the statement of financial condition (in thousands).

| | September 30, 2019 | |
	Assets [1]	Liabilities [1]
Derivative contracts not accounted for as hedges:		
Exchange-traded commodity derivatives	$ 1,348,813	$ 1,370,021
Exchange-traded foreign exchange derivatives	36,885	33,483
Exchange-traded interest rate derivatives	900,139	881,981
Exchange-traded equity index derivatives	758,148	700,187
TBA and forward settling securities	9,790	6,759
Gross fair value of derivative contracts	3,053,775	2,992,431
Impact of netting and collateral	(2,987,135)	(2,987,135)
Total fair value included in 'deposits with and receivables from broker-dealers, clearing organizations, and counterparties'	$ 66,640	
Total fair value included in 'payables to broker-dealers, clearing organizations and counterparties		$ 5,296

[1] As of September 30, 2019, the Company's derivative contract volume for open positions for exchange-traded derivatives was approximately 10.5 million contracts.

As of September 30, 2019, TBA and forward settling securities recorded within deposits with and receivables from and payables to broker-dealers, clearing organizations, and counterparties and related notional amounts are summarized as follows (in thousands):

	Gain / (Loss)	Notional Amounts
Unrealized gain on TBA securities purchased within 'Deposits with and receivables from broker-dealers, clearing organizations, and counterparties'	$ 3,740	$ 1,778,411
Unrealized loss on TBA securities purchased within 'Deposits with and receivables from broker-dealers, clearing organizations, and counterparties'	$ (552)	$ 234,470
Unrealized gain on TBA securities sold within 'Payables to broker-dealers, clearing organizations, and counterparties'	$ 911	$ (451,584)
Unrealized loss on TBA securities sold within 'Payables to broker-dealers, clearing organizations, and counterparties'	$ (5,890)	$ (2,788,032)
Unrealized loss on forward settling securities purchased within 'Payables to broker-dealers, clearing organizations, and counterparties'	$ (317)	$ 1,243,464
Unrealized gain on forward settling securities sold within 'Deposits with and receivables from broker-dealers, clearing organizations, and counterparties'	$ 5,139	$ (581,177)

The notional amounts of these instruments reflect the extent of the Company's trading in TBA and forward settling securities and do not represent counterparty exposure.

Note 8 - Securities Financing Transactions

The Company enters into securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed and securities loaned transactions to, among other things, fund principal debt trading, acquire securities to cover short positions, acquire securities for settlement, and to accommodate counterparties' needs under matched-booked trading strategies. These agreements are recorded as collateralized financings at their contractual amounts plus accrued interest. In connection with these agreements and transactions, it is the policy of the Company to receive or pledge cash or securities to adequately collateralize such agreements and transactions in accordance with contractual agreements. The collateral is valued daily and the Company may require counterparties to pledge additional collateral or return collateral pledged, when appropriate.

The Company pledges financial instruments owned to collateralize repurchase agreements. At September 30, 2019, financial instruments owned, at fair value of $478,847,108 were pledged as collateral under repurchase agreements. The counterparty has the right to repledge the collateral in connection with these transactions. These financial instruments owned have been pledged as collateral and have been parenthetically disclosed on the statement of financial condition.

In addition, as of September 30, 2019, the Company pledged financial instruments owned, at fair value of $1,228,862,415 to cover collateral requirements for tri-party repurchase agreements. These securities have not been parenthetically disclosed on the statement of financial condition since the counterparties do not have the right to sell or repledge the collateral. The Company also repledged securities received under reverse repurchase agreements of $1,175,082,631 to cover collateral requirements for tri-party repurchase agreements.

The Company also has repledged securities borrowed and client securities held under custodial clearing arrangements to collateralize securities loaned agreements with a fair value of $1,414,040,499 as of September 30, 2019.

At September 30, 2019, the Company has accepted collateral that it is permitted by contract to sell or repledge. This collateral consists primarily of securities received in reverse repurchase agreements, securities borrowed agreements, and margin securities held on behalf of correspondent brokers. The fair value of such collateral at September 30, 2019, was $3,060,183,699 of which $329,760,648 was used to cover securities sold short which are recorded in financial instruments sold, not yet purchased on the statement of financial condition. In the normal course of business, this collateral is used by the Company to cover financial instruments sold, not yet purchased, to obtain financing in the form of repurchase agreements, and to meet counterparties' needs under lending arrangements.

The following table provides the contractual maturities of gross obligations under repurchase and securities lending agreements as of September 30, 2019 (in thousands):

	Overnight and Open	Less than 30 Days	30-90 Days	Total
Securities sold under agreements to repurchase	$ 1,553,912	$ 565,750	$ 654,000	$ 2,773,662
Securities loaned	1,459,919	—	—	1,459,919
Gross amount of secured financing	$ 3,013,831	$ 565,750	$ 654,000	$ 4,233,581

The following table provides the underlying collateral types of the gross obligations under repurchase and securities lending agreements as of September 30, 2019 (in thousands):

Securities sold under agreements to repurchase:	
U.S. Treasury obligations	$ 108,810
U.S. government agency obligations	359,512
Asset-backed obligations	96,689
Agency mortgage-backed obligations	2,208,651
Total securities sold under agreements to repurchase	2,773,662
Securities loaned:	
Equity securities	1,459,919
Total securities loaned	1,459,919
Gross amount of secured financing	$ 4,233,581

The following table sets forth the netting of securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed and securities loaned as of September 30, 2019 (in thousands):

Offsetting of collateralized transactions:	Gross Amounts Recognized	Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition
Securities purchased under agreements to resell	$ 1,470,915	$ (49,891)	$ 1,421,024
Securities borrowed	$ 1,423,190	$ —	$ 1,423,190
Securities sold under agreements to repurchase	$ 2,823,553	$ (49,891)	$ 2,773,662
Securities loaned	$ 1,459,919	$ —	$ 1,459,919

Note 9 - Furniture, Equipment, and Leasehold Improvements, net

The following is a summary of furniture, equipment, and leasehold improvements as of September 30, 2019 (in thousands):

Furniture and equipment	$	3,857
Computer software and hardware		3,072
Leasehold improvements		8,128
		15,057
Less accumulated depreciation and amortization		(9,640)
	$	5,417

Note 10 - Goodwill and Intangible Assets, net

The Company has total goodwill of $12,565,740 as of September 30, 2019.

The gross and net carrying values of intangible assets as of September 30, 2019 by major intangible asset class are as follows (in thousands):

	Gross Amount		Accumulated Amortization		Net Amount	
Intangible assets subject to amortization:						
Software programs/platforms	$	1,505	$	(1,478)	$	27
Client base		12,778		(7,418)		5,360
	$	14,283	$	(8,896)	$	5,387

Note 11 - Credit Facilities

On April 4, 2019, the Company amended its committed unsecured line of credit agreement, with a syndicate of lenders, administered by Bank of Montreal, under which the Company may borrow up to $75,000,000. This credit facility provides short-term funding of margin to commodity exchanges as necessary. The credit facility expires on April 3, 2020, and is subject to annual review. These borrowings are payable on demand.

The continued availability of this credit facility is subject to the Company's financial condition and operating results continuing to be satisfactory as set forth in the agreement. Borrowings under the credit facility bear interest at the Base Rate, as defined, plus 2.00%, which was 7.25% as of September 30, 2019. The agreement contains financial covenants related to the Company's tangible net worth, excess net capital, and maximum allowable net loss over a trailing twelve month period, as defined. The Company was in compliance with these covenants throughout the fiscal year, including as of September 30, 2019. Unused portions of the margin line require a commitment fee of 0.50% on the unused commitment. There were no borrowings outstanding under this credit facility at September 30, 2019.

During the next twelve months, the Company's committed credit facility is scheduled to expire. While there is no guarantee that the Company will be successful in renewing this agreement as it expires, the Company believes it will be able to do so.

The Company has a secured, uncommitted loan facility, under which the Company may borrow up to $75,000,000, collateralized by commodity warehouse receipts, to facilitate U.S. commodity exchange deliveries of its clients, subject to certain terms and conditions of the credit agreement. Borrowings under the credit facility bear interest at the Fed Funds Rate, as defined, plus 2.5%. There are no commitment fees related to this credit arrangement. There were no borrowings outstanding under this credit facility at September 30, 2019.

The Company has a secured uncommitted loan facility under which the Company may borrow for short term funding of firm and client securities margin requirements, subject to certain terms and conditions of the agreement. The uncommitted maximum amount available to be borrowed is not specified, and all requests for borrowing are subject to the sole discretion of the lender. There were no borrowings outstanding under this credit facility at September 30, 2019.

The Company has a secured uncommitted loan facility under which it may borrow up to $100,000,000 for short term funding of firm and client securities margin requirements, subject to certain terms and conditions of the agreement. The loans are payable on demand and bear interest at a rate mutually agreed to with the lender. The borrowings are secured by first liens on firm owned marketable securities or client owned securities which have been pledged to the Company. There were no borrowings outstanding under this credit facility at September 30, 2019.

Note 12 - Commitments and Contingencies

Operating Leases

The Company leases office facilities, equipment, and automobiles for various terms under noncancelable operating lease agreements. The leases expire on various dates through 2027, and provide for renewal options. In the normal course of business, it is expected that these leases will be renewed or replaced by similar lease agreements. Most of the leases provide that the Company pay taxes, maintenance, insurance, and other expenses. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including rent concessions or holidays.

The following table summarizes future minimum lease payments required under the various operating lease agreements (in thousands):

Fiscal year ending September 30,		
2020	$	4,877
2021		4,569
2022		3,460
2023		3,452
2024 and beyond		3,223
Total	$	19,581

Purchase and Other Commitments

Purchase and other commitments primarily include certain service agreements related to the use of front-office and back-office trading software systems and clearing agreements. Purchase and other commitments as of September 30, 2019 for less than one year, one to three years, and greater than three years were $1,604,724, $3,209,448, and $3,610,629 respectively.

Securities sold, not yet purchased represent obligations of the Company to purchase specified financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to purchase securities sold, not yet purchased may exceed the amounts recognized on the accompanying statement of financial condition.

Securities Clearing Arrangement Indemnifications and Termination Fees

The Company clears its securities transactions either internally, or externally primarily through Broadcort and Pershing, under clearing agreements with both parties. The agreements call for termination fees if the Company terminates either agreement without cause, or if one of the parties terminates either agreement for cause, as specified within the agreements. The maximum aggregate amount of termination fees related to these agreements is $300,000.

In the normal course of its business, the Company indemnifies and holds Broadcort and Pershing harmless against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

Exchange and Clearing Organization Member Guarantees

The Company is a member of various exchanges that trade and clear futures and options on futures contracts and a clearing organization that clears and settles securities transactions. The Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the respective exchanges or clearing organizations. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the respective exchanges or clearing organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statement for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Legal and Regulatory Proceedings

Certain conditions may exist as of the date the financial statement is issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal and regulatory proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal or regulatory proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a loss had been incurred at the date of the financial statement and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statement. If the assessment indicates that a loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. Neither accrual nor disclosure is required for loss contingencies that are deemed remote. The Company accrues legal fees related to contingent liabilities as they are incurred.

From time to time and in the ordinary course of business, the Company is involved in various legal actions and proceedings, including tort claims, contractual disputes, employment matters, workers' compensation claims and collections. The Company carries insurance that provides protection against certain types of claims, up to the limits of the respective policy. Additionally, the Company is subject to regulation and supervision by U.S. federal agencies and various self-regulatory organizations. The Company and its advisors periodically engage with such regulatory agencies and organizations, in the context of examinations or otherwise, to respond to

inquiries, informational requests, and investigations. From time to time, such engagements result in regulatory complaints or other matters, the resolution of which can include fines and other remediation.

The following is a summary of a significant legal matter involving the Company.

OptionSellers

During the week ended November 16, 2018, balances in approximately 300 FCM client accounts declined below required maintenance margin levels, primarily as a result of significant and unexpected price fluctuations in the natural gas markets. All positions in these accounts, which were managed by OptionSellers.com Inc. ("OptionSellers"), an independent Commodity Trading Advisor ("CTA"), were liquidated in accordance with the Company's client agreements and obligations under market regulation standards.

A CTA is registered with the CFTC and a member of, and subject to audit by, the NFA. OptionSellers is registered under a CFTC Rule 4.7 exemption for "qualified eligible persons", which requires the account holders authorizing OptionSellers to act as their CTA to meet or exceed certain minimum financial requirements. OptionSellers, in its role as a CTA, was granted full discretionary authority to manage the trading in the aforementioned client accounts, while the Company acted solely as the clearing firm in its role as the FCM, at all times meeting its obligations as the FCM to these accounts.

The Company's FCM client agreements hold account-holders liable for all losses in their accounts and obligate the account holders to reimburse the Company for any account deficits in their accounts. The Company continues to pursue collection of outstanding balances and has entered into NFA arbitration with the account holders in order to collect amounts due to the Company. As of September 30, 2019, the aggregate receivable from these client accounts, net of collections and other allowable deductions, is $29.2 million, with no individual account receivable exceeding $1.4 million. The Company continues to pursue collection of these receivables and intends both to enforce and to defend its rights aggressively, and to claim interest and costs of collection where applicable.

The Company has been named in arbitrations brought by clients seeking damages relating to the trading losses in these accounts. The Company believes that such cases are without merit and intends to defend them vigorously. At the same time, the Company has initiated numerous arbitration proceedings against clients to recover deficit balances in their accounts. The Company believes it has a valid claim against its clients, based on the express language of the client contracts and legal precedent, and intends to pursue collection of these claims vigorously.

The Company has done an assessment of the collectability of these accounts, considered the status of arbitration proceedings, and has concluded that it does not have a sufficient basis to record an allowance against these uncollected balances. As the Company moves through the collection and arbitration processes and additional information becomes available, the Company will continue to consider the need for an allowance against the carrying value of these uncollected balances. Depending on future collections and arbitration proceedings, any provisions for bad debts and actual losses ultimately may or may not be material to the Company's financial statement. Currently, the Company does not believe that any potential losses related to this matter would impact its ability to comply with its ongoing liquidity, capital, and regulatory requirements.

Note 13 - Share-Based Compensation

The Parent sponsors a share-based stock option plan "the Plan" available for its directors, officers, and employees. The Plan permits the issuance of shares of INTL FCStone common stock to key employees of the Company. Awards that expire or are canceled generally become available for issuance again under the Plan. INTL FCStone generally settles stock option exercises with newly issued shares of common stock.

There were 158,750 stock options awarded to the Company's employees during the year ended September 30, 2019. The weighted average exercise price of $43.07 is equivalent to the weighted average grant date market value of INTL FCStone's stock. The weighted average grant date fair value, calculated using the Black-Scholes

option pricing model, was $9.89 per share based on assumptions including a risk-free rate of 1.83%, no dividends, volatility of 27.27% and an expected life of 5.24 years.

Stock option activity of the Company during the year ended September 30, 2019 is as follows:

	Number of Options Outstanding		Weighted Average Exercise Price	Weighted Average Remaining Term (in years)		Aggregate Intrinsic Value (in millions)
Balances at September 30, 2018	232,111	$	29.37	2.23	$	4.4
Granted	158,750	$	43.07			
Exercised	(16,480)	$	23.65			
Forfeited	(6,083)	$	40.41			
Transfers, net with affiliated subsidiaries	(1,500)	$	42.18			
Balances at September 30, 2019	366,798	$	35.32	3.3	$	2.6
Exercisable at September 30, 2019	87,547	$	28.74	1.26	$	1.6

The intrinsic value of options exercised in fiscal 2019 was approximately $120,000 determined as of the exercise date.

Note 14 - Retirement Plans

Defined Benefit Retirement Plans

The Company participates in the qualified and nonqualified noncontributory retirement plans of FCStone Group, Inc. ("FCStone Group"), an affiliate. The retirement plans are defined benefit pension plans that cover certain employees and retirees of the Company. The plans were closed to new employees hired subsequent to April 1, 2006, and amended effective September 1, 2008, to freeze all benefit accruals, therefore no additional benefits accrue for active participants under the plans. Information on the overall costs and funded status of FCStone Group's plans are included for informational purposes only.

Related to the qualified plan, FCStone Group's net liability for retirement costs as of September 30, 2019 was $2,355,061. As of September 30, 2019, FCStone Group's qualified plan had an accumulated benefit obligation of approximately $36,534,813 compared to plan assets of $38,889,874.

Related to the nonqualified plan, FCStone Group's net liability for retirement costs as of September 30, 2019 was $1,596,534. As of September 30, 2019, FCStone Group's nonqualified plan had an accumulated benefit obligations and projected benefit obligations of approximately $1,625,309, which are in excess of plan assets of approximately $28,775.

Defined Contribution Retirement Plan

The Company offers participation in the INTL FCStone Inc. 401(k) Plan ("401(k) Plan"), a defined contribution plan providing retirement benefits to all domestic full-time non-temporary employees who have reached 21 years of age. Employees may contribute from 1% to 80% of their annual compensation to the 401 (k) Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The Company makes matching contributions to the 401(k) Plan in an amount equal to 62.5% of each participant's eligible elective deferral contribution to the 401(k) Plan, up to 8% of employee compensation. Matching contributions vest, by participant, based on the following years of service schedule: less than two years - none, after two years - 33%, after three years - 66%, and after four years - 100%. During the year ended September 30, 2019, the Company contributed $2,920,294 to the 401(k) Plan.

Note 15 - Income Taxes

Effects of the Tax Cuts and Jobs Act

On December 22, 2017, the President of the United States signed and enacted into law H.R. 1, the Tax Cuts and Jobs Act ("the Tax Reform"). Among the significant changes to the U.S. Internal Revenue Code, the Tax Reform lowered the U.S. federal corporate income tax rate from 35% to 21%, effective January 1, 2018.

The SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118"), which provides guidance on accounting for the tax effects of the Tax Reform. SAB 118 provides a measurement period that should not extend beyond one year from the Tax Reform enactment date for companies to complete the accounting under ASC 740, Income Taxes. The Company's income tax accounting provisional measurement period for the Tax Reform concluded during the three months ended December 31, 2018 with no adjustments to the provisional amounts previously recorded.

The Tax Reform also established new tax laws that affected the year ended September 30, 2019, including, but not limited to, (1) elimination of the corporate alternative minimum tax, (2) limitation on the current deductibility of net interest expense in excess of 30 percent of adjusted taxable income, (3) limitations on the utilization of net operating losses incurred in tax years beginning after September 30, 2018 to 80 percent of taxable income per tax year, and (4) limitations on the deductibility of certain executive compensation.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of September 30, 2019 are as follows (in thousands):

Deferred tax assets:		
Federal net operating losses	$	1,086
State and local net operating losses		4,568
Amortization of intangibles		5,362
Accrued compensation		1,450
Share-based compensation		469
Deferred rent		229
Bad debt		392
Other		329
Total gross deferred tax assets		13,885
Less valuation allowance		(5,659)
Total deferred tax assets		8,226
Deferred tax liabilities:		
Furniture, equipment, and leasehold improvements		(15)
Prepaid expenses		(397)
Unrealized gains on marketable securities and exchange memberships		(3,165)
Total deferred tax liabilities		(3,577)
Deferred income taxes, net	$	4,649

As of September 30, 2019, the Company has net operating loss carryforwards for state and local income tax purposes of $2,254,088, net of valuation allowances, which are available to offset future state and local taxable income. The state and local net operating loss carryforwards expire in tax years ending in 2020 through 2038. The Company also has approximately $561,000, net of valuation allowances, of federal net operating losses due

to the acquisition and merger of IFT as further discussed in Note 2. These federal net operating loss carryforwards consist of a portion that will expire in tax years ending in 2032 through 2037. The remaining portion of the federal net operating loss carryforwards do not expire, but cannot be utilized until 2038 and are limited by Internal Revenue Code ("IRC") Section 382.

The valuation allowance for deferred tax assets as of September 30, 2019 is $5,659,479. Of this amount, $2,313,809 is related to state and local net operating loss carryforwards that, in the judgment of management, are not more likely than not to be realized. The valuation allowance related to state net operating loss carryforwards increased $244,336 during the year ended September 30, 2019. The valuation allowance also increased $3,345,670 due to the federal net operating losses and net unrealized built-in losses acquired through the IFT merger, which are limited by the provisions of IRC Section 382. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. When evaluating the need for a valuation allowance, the Company considers the operating and tax results of INTL FCStone, as income taxes are allocated to the Company on a pro-rata basis.

INTL FCStone has open tax years that include the activities of the Company, ranging from the year ended September 30, 2012 through the year ended September 30, 2019 with various taxing authorities.

Note 16 - Transactions with Affiliated Companies

The Company contracts with SA Stone Wealth Management Inc. ("SAWM"), a U.S. broker-dealer affiliate, SA Stone Investment Advisors Inc. ("SAIA"), a registered investment advisor affiliate, and INTL Cibsa S.A. ("CIBSA"), a foreign broker-dealer affiliate, to serve as their securities clearing and carrying broker. The Company also contracts with SAWM and SAIA to perform the majority of their broker-dealer back office operations, and to maintain and preserve all books and records required by applicable provisions of laws and applicable rules of the SEC. Under the terms of the agreements, SAWM, SAIA, and CIBSA have ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. The Company as the securities clearing and carrying broker for SAWM, SAIA, and CIBSA maintains cash and cash equivalent accounts on their behalf. The Company serves as the custodian for securities and cash owned by or in fiduciary accounts of SAWM, SAIA, and CIBSA. As of September 30, 2019, the Company held cash and cash equivalents of $503,065, $238,832, and $936,935 on behalf of SAWM, SAIA, and CIBSA, respectively, which are included within payables to clients on the statement of financial condition.

In the ordinary course of business, the Company completes transactions and pays certain costs on behalf of the Parent and affiliated subsidiaries of INTL FCStone. As of September 30, 2019, the Company had receivables from affiliates of $1,738,896, primarily related to revenues charged to affiliates and the reimbursement of expenses paid on behalf of affiliates. Additionally, the Company pays introducing broker commissions and management fees, as discussed above, to certain affiliates based on revenues generated for the Company, and reimburses certain affiliates for costs paid on its behalf. As of September 30, 2019, the Company had payables to affiliates of $48,364,180 related to introducing broker commissions and management fees and reimbursement of expenses. There can be no assurances that such transactions would have occurred under the same terms and conditions with an unrelated party. The Company settles its receivable and payable balances with its affiliates in a timely manner. The Company also had intercompany loans of $15,000,000 outstanding with INTL FCStone, Inc. as of September 30, 2019, that are included within payables to affiliates on the statement of financial condition.

The Company has commodity futures and options on futures accounts for its clients with its affiliates, primarily INTL FCStone Ltd. In addition, the Company maintains commodity futures and options on futures accounts on behalf of its affiliates and the clients of its affiliates. As of September 30, 2019 the net liquidating balances of these accounts, which totaled $19,157,351 and $204,207,555, are included in deposits with and receivables from broker-dealers, clearing organizations and counterparties and payables to clients, respectively, on the statement

of financial condition. Additionally, the Company also held U.S. Treasury bills with a fair value of $43,733,197 as of September 30, 2019, that have been pledged by INTL FCStone Ltd., and subsequently pledged by the Company to clearing organizations, as collateral in lieu of cash margin and are included in payables to clients with an offset to deposits with and receivables from broker-dealers, clearing organizations, and counterparties on the statement of financial condition.

Note 17 - Financial Instruments with Off-Statement of Financial Condition Risk

The Company is a party to financial instruments in the normal course of its business of execution, settlement, and financing of client trading accounts in various securities and exchange-traded derivative instruments. These instruments are primarily the execution of orders for securities and commodity futures and options on futures contracts on behalf of its clients, which are transacted on a cash or margin basis. These activities may expose the Company to off-statement of financial condition risk in the event the client or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Margin transactions may expose the Company to significant credit risk in the event margin requirements are not sufficient to offset losses which clients may incur. The Company controls the risks associated with these transactions by requiring clients to maintain margin deposits in compliance with various regulatory requirements, individual exchange regulations, and internal guidelines. The Company monitors required margin levels daily and, therefore, may require clients to deposit additional collateral or reduce positions when necessary. The Company also establishes contract limits for clients, which are monitored daily. The Company evaluates each client's creditworthiness on a case-by-case basis. Clearing, financing, and settlement activities may require the Company to maintain funds with or pledge securities as collateral with other financial institutions. Generally, these exposures to both clients and exchanges are subject to netting, or client agreements, which reduce the exposure to the Company by permitting receivables and payables with such clients to be offset in the event of a client default. Management believes that the margin deposits held are adequate to minimize the risk of material loss that could be created by positions held as of September 30, 2019. Additionally, the Company monitors collateral fair value on a daily basis and adjusts collateral levels in the event of excess market exposure. Generally, these exposures to both clients and counterparties are subject to master netting, or client agreements which reduce the exposure to the Company. Furthermore, in certain instances, the Company is indemnified by introducing-broker dealers for losses incurred on behalf of their clients.

Derivative financial instruments involve varying degrees of off-statement of financial condition market risk whereby changes in the fair values of underlying financial instruments may result in changes in the fair value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between the financial instruments and the Company's positions, as well as the volatility and liquidity in the markets in which the financial instruments are traded. The principal risk components of financial instruments include, among other things, interest rate volatility, the duration of the underlying instruments and changes in commodity pricing and foreign exchange rates. The Company attempts to manage its exposure to market risk through various techniques. Aggregate market limits have been established and market risk measures are routinely monitored against these limits.

As a broker-dealer in equity securities, U.S. Treasury obligations, U.S. government agency obligations, and agency mortgage-backed and asset-backed obligations, the Company is engaged in various securities trading, borrowing and lending activities with institutional counterparties. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to these securities transactions and market risk associated with the sale of securities not yet purchased can be directly impacted by volatile trading markets which may impair their ability to satisfy outstanding obligations to the Company. In the event of non-performance and unfavorable market price movements, the Company may be required to purchase or sell financial instruments, which may result in a loss to the Company.

The Company does not anticipate non-performance by counterparties in the above situations. The Company has a policy of reviewing the credit standing of each counterparty with which it conducts business. The Company has credit guidelines that limit the Company's current and potential credit exposure to any one counterparty. The Company administers limits, monitors credit exposure, and periodically reviews the financial soundness of counterparties. The Company manages the credit exposure relating to its trading activities in various ways, including entering into collateral arrangements and limiting the duration of exposure. Risk is mitigated in certain cases by closing out transactions and entering into risk reducing transactions.

Note 18 - Business and Credit Concentrations

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

A significant portion of the Company's clients are concentrated in the agricultural and energy sectors and related industries. Economic forces, including agricultural commodity, energy, and financial markets, as well as government policies and regulations affecting the agricultural sector and related industries could adversely affect its operations and profitability. Agricultural production and trade flows are significantly affected by government policies and regulations which might include items, such as taxes, tariffs, duties, subsidies, and import and export restrictions on agricultural commodities and commodity products. These policies and regulations can influence industry profitability, the planting of certain crops versus other uses of agricultural resources, the location and size of crop production, whether unprocessed or processed commodity products are traded, and the volume and types of imports and exports.

INTL FCStone Financial Inc.
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Act of 1934
September 30, 2019
(Amounts in thousands)

Total stockholder's equity		$ 323,125
Deductions and/or charges:		
Nonallowable assets:		
Receivables from brokers or dealers and clearing organizations - other	$ 69	
Receivables from clients - securities accounts	35	
Receivables from clients - commodity accounts	36,541	
Receivables from non-clients	6	
Securities owned not readily marketable, at cost	3,364	
Exchange memberships	5,678	
Due from affiliates	1,739	
Furniture, equipment, and leasehold improvements, net	5,417	
Goodwill and intangible assets, net	17,953	
Other assets	12,154	
Total non-allowable assets	82,956	
Additional charges for clients' and non-clients' security accounts	1,029	
Additional charges for clients' and non-clients' commodity accounts	484	
Aged fails-to-deliver	1,411	
Commodity futures contracts and spot commodities proprietary capital charges	1,089	
Other deductions and/or charges	17,425	
Total deductions and/or charges		104,394
Net capital before haircuts on securities positions (tentative net capital)		218,731
Haircuts on securities:		
U.S. and Canadian government obligations	24,988	
State and municipal government obligations	2,164	
Corporate obligations	2,461	
Stocks and warrants	19,006	
		48,619
Net capital		170,112
Net capital requirement, as computed below		97,533
Excess net capital above requirement		$ 72,579
Computation of alternative net capital requirement:		
Risk-based requirement		
Client maintenance margin requirement	$ 1,102,501	
8% of client maintenance margin requirement		$ 88,200
Non-client maintenance margin requirement	$ 116,666	
8% of non-client maintenance margin requirement		9,333
		$ 97,533
Minimum dollar amount requirement		$ 1,000
Minimum CFTC net capital requirement		$ 97,533
CFTC early warning level (110% of risk-based requirement)		$ 107,286

Note: There are no material differences between the preceding computation and the corresponding amended unaudited Part II of Form X-17A-5 as filed on November 27, 2019.

See accompanying report of independent registered public accounting firm.

INTL FCStone Financial Inc.
Computation for Determination of Customer Account Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities Act of 1934
September 30, 2019
(Amounts in thousands)

Credit Balances

Free credit balances and other credit balances in customers' security accounts	$	98,040
Monies borrowed collateralized by securities carried for the accounts of customers		3,089
Monies payable against customers' securities loaned		21,011
Customers' securities failed to receive		48,999
Credit balances in firm accounts, which are attributable to principal sales to customers		53,339
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days		118
Market value of short security count differences over 30 calendar days old		2,289
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense account over 30 calendar days		1,259
Other		5,835
Total credit items	$	233,979

Debit Balances

Debit balances in customers' accounts, excluding unsecured accounts and accounts doubtful of collection	$	184,995
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		3,737
Failed to deliver on customers' securities not older than 30 calendar days		29,388
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		3,089
Aggregate debit items		221,209
Less 3% of aggregate debit items		(6,636)
Total debit items	$	214,573

Reserve computation

Excess of total credits over total debits	$	19,406
Amount held on deposit in "Reserve Bank Account" including value of qualified securities at end of reporting period	$	16
Amount of deposit including value of qualified securities made subsequent to the end of the reporting period in accordance with Rule 15c3-3	$	21,402
New amount in "Reserve Bank Account" after adding deposit including value of qualified securities	$	21,418

Note: There are no material differences between the preceding computation and the corresponding amended unaudited Part II of Form X-17A-5 as filed on November 27, 2019.

See accompanying report of independent registered public accounting firm.

INTL FCStone Financial Inc.
Computation for Determination of PAB Account Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities Act of 1934
September 30, 2019
(Amounts in thousands)

Credit Balances

Free credit balances and other credit balances in PAB security accounts	$	2,229
Monies payable against PAB securities loaned		551
PAB securities failed to receive		7
Credit balances in firm accounts, which are attributable to principal sales to PAB		1
Other		528
Total credit items	$	3,316

Debit Balances

Debit balances in PAB cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection	$	476
Securities borrowed to effectuate short sales by PAB and securities borrowed to make delivery		70
Failed to deliver on PAB securities not older than 30 calendar days		169
Total debit items	$	715

Reserve computation

Excess of total PAB credits over total PAB debits	$	2,601
PAB Reserve Requirement	$	2,601
Amount held on deposit in "Reserve Bank Account" including value of qualified securities at end of reporting period	$	2
Amount of deposit including value of qualified securities made subsequent to the end of the reporting period in accordance with Rule 15c3-3	$	3,599
New amount in "Reserve Bank Account" after adding deposit including value of qualified securities	$	3,601

Note: There are no material differences between the preceding computation and the corresponding amended unaudited Part II of Form X-17A-5 filed on November 27, 2019.

See accompanying report of independent registered public accounting firm.

INTL FCStone Financial Inc.
Information for Possession or Control Requirements
Pursuant to Rule 15c3-3 of the Securities Act of 1934
September 30, 2019

1. Customers' fully paid securities and excess margin securities not in possession or control as of September 30, 2019 (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken within the time frames specified under Rule 15c3-3.

    A. Market Value $2,289,347

    B. Number of items   29

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

    A. Market Value $32

    B. Number of items   7

Note: There are no material differences between the preceding computation and the corresponding unaudited Part II of Form X-17A-5 as filed on November 27, 2019.

See accompanying report of independent registered public accounting firm.

INTL FCStone Financial Inc.
Statement of Segregation Requirements and Funds in Segregation
for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act
September 30, 2019
(Amounts in thousands)

Segregation requirements:

Net ledger balance – cash	$	1,711,289
Net ledger balance – securities (at market)		189,538
Net unrealized profit in open futures contracts traded on a contract market		175,122
Market value of open option contracts purchased on contract markets		2,884,256
Market value of open option contracts sold on contract markets		(2,760,290)
Net equity		2,199,915
Add accounts liquidating to a deficit and accounts with debit balances		46,064
Less: amount offset by customer owned securities		(13,898)
Amount required to be segregated		2,232,081

Funds in segregated accounts:

Deposited in segregated funds bank accounts:	
Cash	393,414
Securities representing investments of customers' funds (at market)	299,641
Margins on deposit with clearing organizations of contract markets:	
Cash	850,495
Securities representing investments of customers' funds (at market)	409,211
Securities held for particular customers or option customers in lieu of cash (at market)	183,342
Net settlement from derivatives clearing organizations of contract markets	22,434
Exchange-traded options:	
Value of open long option contracts	2,884,256
Value of open short option contracts	(2,760,290)
Commodities warehouse receipts	6,196
Total amount in segregation	2,288,699

Excess funds in segregation	$	56,618
Management target amount for excess funds in segregation	$	40,000
Excess funds in segregation over management target	$	16,618

Note: There are no material differences between the preceding computation and the corresponding unaudited Part II of Form X-17A-5 as filed on November 27, 2019.

See accompanying report of independent registered public accounting firm.

INTL FCStone Financial Inc.
Statement of Secured Amounts and Funds Held in Separate Accounts
Pursuant to Commission Regulation 30.7
September 30, 2019
(Amounts in thousands)

Funds deposited in separate Regulation 30.7 accounts:		
Cash in banks located in the U.S.	$	84,200
Cash in other banks qualified under Regulation 30.7		55,674
Equities with registered futures commission merchants:		
Cash		13,150
Amounts held by clearing organizations of foreign boards of trade:		
Cash		7,889
Amount due to clearing organizations - daily variation		(65)
Value of long option contracts		187
Value of short option contracts		(287)
Amounts held by members of foreign boards of trade:		
Cash		30,941
Value of long option contracts		26,512
Value of short option contracts		(44,715)
Total funds in separate Section 30.7 accounts		173,486
Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder		
Net ledger balance - Foreign Futures and Foreign Options Trading - All Customers		
Cash		187,293
Net unrealized loss in open futures contracts traded on a foreign board of trade		(7,993)
Exchange traded options		
Market value of open option contracts purchased on a foreign board of trade		26,699
Market value of open option contracts granted (sold) on a foreign board of trade		(45,002)
Net equity		160,997
Accounts liquidating to a deficit and accounts with debit balances - gross amount		8
Amount required to be set aside in separate Section 30.7 accounts		161,005
Excess funds set aside for secured amount	$	12,481
Management target amount for excess funds in separate Section 30.7 accounts	$	6,000
Excess funds in separate Section 30.7 accounts over management target	$	6,481

Note: There are no material differences between the preceding computation and the corresponding unaudited Part II of Form X-17A-5 as filed on November 27, 2019.

See accompanying report of independent registered public accounting firm.